Free Writing Prospectus	Filed pursuant to Rule 433 under the Securities Act
(To the Preliminary Prospectus	Registration No. 333-236294
Supplement dated September 2, 2021)

Celanese US Holdings LLC

€500,000,000 0.625% Senior Notes due 2028

Term Sheet

September 2, 2021

Issuer:	Celanese US Holdings LLC

Guarantors:	Celanese Corporation and certain subsidiaries of the Issuer

Principal Amount:	€500,000,000

Title of Securities:	0.625% Senior Notes due 2028 (the “Notes”)

Maturity Date:	September 10, 2028

Offering Price:	99.898%, plus accrued interest from September 10, 2021, if settlement occurs after that date.

Coupon:	0.625%

Yield to Maturity:	0.640%

Spread to Benchmark Bund:	124.2 bps

Spread to Mid-Swap:	85 bps

Mid-Swap Yield:	-0.210%

Benchmark Bund:	0.25% due August 15, 2028

Benchmark Bund Spot and Yield:	106.06; -0.602%

Interest Payment Dates:	September 10 of each year, commencing September 10, 2022

Record Dates:	August 27 of each year

Optional Redemption:	Make-whole call at Bund +20 bps

In addition, commencing June 10, 2028 (three months prior to the maturity of the Notes), the Issuer may redeem some or all of the Notes at any time and from time to time at a redemption price of 100% of the principal amount thereof, plus accrued and unpaid interest, if any, to the redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date).

Joint Book-Running Managers:	Deutsche Bank AG, London Branch J.P. Morgan Securities plc Merrill Lynch International Barclays Bank PLC Citigroup Global Markets Limited SMBC Nikko Capital Markets Limited UniCredit Bank AG

Co-Managers:	Commerzbank Aktiengesellschaft Morgan Stanley & Co. International plc MUFG Securities EMEA plc

Trade Date:	September 2, 2021

Settlement Date:	September 10, 2021 (T+5)

We expect that delivery of the Notes will be made to investors on or about September 10, 2021, which will be the fifth business day following the date of pricing of the Notes (such settlement being referred to as T+5). Under Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade Notes prior to two business days before their delivery will be required, by virtue of the fact that the Notes initially settle in T+5, to specify an alternative settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade the Notes prior to two business days before their delivery should consult their advisors.

Distribution:	SEC Registered Offering

Net Proceeds:

We estimate that the net proceeds from this offering of the Notes will be approximately €499,490,000 (approximately $591,346,211, based on a €/$ exchange rate of €1.00/$1.1839 as of September 1, 2021) before deducting underwriting discount and other estimated fees and expenses of this offering.

Clearing and Settlement:	Euroclear / Clearstream

Denominations:	€100,000 and integral multiples of €1,000 in excess thereof

ISIN / Common Code:	XS2385114298 / 238511429

Anticipated Listing:	New York Stock Exchange

Solely for the purposes of each manufacturer’s product approval process, the target market assessment in respect of the Notes has led to the conclusion that: (i) the target market for the Notes is eligible counterparties and professional clients only, each as defined in MiFID II (as defined below); and (ii) all channels for distribution of the Notes to eligible counterparties and professional clients are appropriate. Any person subsequently offering, selling or recommending the Notes (a "distributor") should take into consideration the manufacturers’ target market assessment; however, a distributor subject to MiFID II is responsible for undertaking its own target market assessment in respect of the Notes (by either adopting or refining the manufacturers’ target market assessment) and determining appropriate distribution channels.

The Notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the United Kingdom (the “UK”). For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (8) of Article 2 of Regulation (EU) No 2017/565 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018 (“EUWA”); or (ii) a customer within the meaning of the provisions of the Financial Services and Markets Act 2000 (the “FSMA”) and any rules or regulations made under the FSMA to implement Directive (EU) 2016/97, where that customer would not qualify as a professional client, as defined in point (8) of Article 2(1) of Regulation (EU) No 600/2014 as it forms part of domestic law by virtue of the EUWA. Consequently, no key information document required by Regulation (EU) No 1286/2014 as it forms part of domestic law by virtue of the EUWA (the “UK PRIIPs Regulation”) for offering or selling the Notes or otherwise making them available to retail investors in the UK has been prepared and therefore offering or selling the Notes or otherwise making them available to any retail investor in the UK may be unlawful under the UK PRIIPs Regulation.

In addition, in the UK, the prospectus supplement and the accompanying prospectus is being distributed only, and is directed only at qualified investors within the meaning of Article 2 of the UK Prospectus Regulation who: (i) have professional experience in matters relating to investments and who qualify as investment professionals within the meaning of Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “Order”), (ii) are persons falling within Article 49(2)(a) to (d) (“high net worth companies, unincorporated associations etc.”) of the Order, (iii) are outside the UK, and/or (iv) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000, as amended (“FSMA”)) in connection with the issue or sale of the Notes may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “relevant persons”). In the UK, the prospectus supplement and the accompanying prospectus is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons and any investment or investment activity to which the prospectus supplement and accompanying prospectus relates is available only to relevant persons and will be engaged in only with relevant persons.

Solely for the purposes of each manufacturer’s product approval process, the target market assessment in respect of the Notes has led to the conclusion that: (i) the target market for the Notes is only eligible counterparties, as defined in the FCA Handbook Conduct of Business Sourcebook (“COBS”), and professional clients, as defined in Regulation (EU) No 600/2014 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018 (“UK MiFIR”); and (ii) all channels for distribution of the Notes to eligible counterparties and professional clients are appropriate. Any person subsequently offering, selling or recommending the notes (a “distributor”) should take into consideration the manufacturers’ target market assessment; however, a distributor subject to the FCA Handbook Product Intervention and Product Governance Sourcebook (the “UK MiFIR Product Governance Rules”) is responsible for undertaking its own target market assessment in respect of the Notes (by either adopting or refining the manufacturers’ target market assessment) and determining appropriate distribution channels.

The Notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the European Economic Area (“EEA”). For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”); or (ii) a customer within the meaning of Directive (EU) 2016/97 (as amended, the “Insurance Distribution Directive”), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II. Consequently, no key information document required by Regulation (EU) No 1286/2014 (as amended, the “PRIIPs Regulation”) for offering or selling the Notes or otherwise making them available to retail investors in the EEA has been prepared and therefore offering or selling the Notes or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation. The prospectus supplement has been prepared on the basis that any offer of Notes in any Member State of the EEA will be made pursuant to an exemption under Regulation (EU) 2017/1129 (as amended, the “Prospectus Regulation”) from the requirement to publish a prospectus for offers of Notes. The prospectus supplement is not a prospectus for the purposes of the Prospectus Regulation.

The Issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting the Next-Generation EDGAR System on the SEC web site at www.sec.gov. Alternatively, the Issuer or any underwriter will arrange to send you the prospectus if you request it from Deutsche Bank AG, London Branch, Winchester House, 1 Great Winchester Street, London, EC2N 2DB, United Kingdom, Attention: DCM Debt Syndicate, Fax: +44 207 545 4361; J.P. Morgan Securities plc, 25 Bank Street, Canary Wharf, London, E14 5JP, United Kingdom, Attention: Head of Debt Syndicate and Head of EMEA Debt Capital Markets Group, Fax: +44 20 3493 0682 or Merrill Lynch International, 2 King Edward Street, London, EC1A 1HQ, United Kingdom, Attention: Syndicate Desk, Telephone: +44 (0)20 7995 3966.

The information in this communication supersedes the information in the preliminary prospectus supplement to the extent it is inconsistent with such information. Before you invest, you should read the preliminary prospectus supplement (including the documents incorporated by reference therein) for more information concerning the Issuer and the Notes.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction.

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers or other notices were automatically generated as a result of this communication being sent via Bloomberg email or another communication system.

5